Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022

Condensed Consolidated Interim Statements of Financial Position
At June 30, 2023 and December 31, 2022
(Expressed in thousands of United States dollars)

	Note	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$174,440	$200,769
Marketable securities	3	122,604	36,867
Trade and other receivables		62,982	76,103
Inventories	4	333,899	265,105
Derivative assets	9(a)	32,881	36,218
Prepaid expenses and other current assets		40,963	40,033
		767,769	655,095
Non-current assets
Restricted cash		15,157	14,511
Inventories	4	177,049	148,141
Mineral properties, plant and equipment	5	3,026,709	2,840,499
Investments in associates	6	29,665	150,834
Other non-current assets	7	43,695	47,317
Total assets		$4,060,044	$3,856,397

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$204,952	$239,808
Current portion of loans and borrowings	8	136,773	—
Derivative liabilities	9(b)	4,936	1,899
Other current liabilities		42,799	30,017
		389,460	271,724
Non-current liabilities
Loans and borrowings	8	698,277	828,024
Reclamation and closure cost provisions		104,555	95,514
Derivative liabilities	9(b)	13,504	8,806
Deferred income tax liabilities	2(b)	243,833	262,022
Deferred revenue	10	152,857	—
Other non-current liabilities	11	53,299	38,527
Total liabilities		1,655,785	1,504,617
Shareholders’ equity
Common shares	12(a)	2,060,532	2,035,974
Reserves		41,917	41,620
Accumulated other comprehensive loss		(40,619)	(52,076)
Retained earnings	2(b)	342,429	326,262
Total equity		2,404,259	2,351,780
Total liabilities and equity		$4,060,044	$3,856,397
Contingencies (note 9(b)(iii))
Subsequent event (note 8(a))
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)
For the three and six months ended June 30, 2023 and 2022
(Expressed in thousands of United States dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022
Revenue		$271,563	$224,621	$505,653	$447,782
Cost of sales
Operating expense	13	(192,683)	(170,677)	(364,874)	(323,027)
Depreciation and depletion		(48,166)	(36,950)	(95,604)	(79,266)
		(240,849)	(207,627)	(460,478)	(402,293)
Income from mine operations		30,714	16,994	45,175	45,489

Care and maintenance expense		(324)	(4,732)	(1,431)	(5,139)
Exploration and evaluation expense		(4,019)	(4,536)	(5,795)	(7,724)
General and administration expense	14	(12,299)	(11,074)	(22,242)	(22,904)
Income (loss) from operations		14,072	(3,348)	15,707	9,722

Finance expense		(14,335)	(8,193)	(27,027)	(17,614)
Finance income		3,317	912	6,276	1,721
Share of net loss of associates	6	(1,081)	(5,894)	(17,063)	(7,474)
Other income (expense)	15	2,566	(32,700)	34,427	(51,698)
Income (loss) before taxes		4,539	(49,223)	12,320	(65,343)

Income tax recovery (expense)		822	(29,493)	10,444	(33,152)
Net income (loss)		$5,361	$(78,716)	$22,764	$(98,495)

Net income (loss) per share
Basic	16	$0.02	$(0.26)	$0.07	$(0.33)
Diluted	16	$0.02	$(0.26)	$0.07	$(0.33)
Weighted average shares outstanding
Basic	16	312,779,063	303,684,956	312,174,439	302,900,403
Diluted	16	316,423,595	303,684,956	315,693,485	302,900,403
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2023 and 2022
(Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022
Net income (loss)		$5,361	$(78,716)	$22,764	$(98,495)
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation		19,431	(12,681)	18,104	(6,201)
Reclassification of cumulative foreign currency translation gain relating to Mercedes to net loss		—	(1,601)	—	(1,601)
Items that will not be reclassified subsequently to net income or loss:
Net decrease in fair value of marketable securities and other investments in equity instruments	3(d), 7(b)	(13,661)	(56,498)	(14,754)	(119,783)
Income tax recovery relating to change in fair value of marketable securities and other investments in equity instruments		1,435	9,098	1,510	17,641
		7,205	(61,682)	4,860	(109,944)
Total comprehensive income (loss)		$12,566	$(140,398)	$27,624	$(208,439)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2023 and 2022
(Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Net income (loss) for the period		$5,361	$(78,716)	$22,764	$(98,495)
Adjustments for:
Depreciation and depletion		48,395	37,250	95,918	79,856
Finance expense		14,335	8,193	27,027	17,614
Share of net loss of associates	6	1,081	5,894	17,063	7,474
Change in fair value of derivatives	15	(22,222)	39,288	(31,065)	48,484
Settlements of derivatives	9(a)(i),(ii)	9,074	(11,212)	14,977	(23,384)
Net gain on sale of partial interest and reclassification of investment in i-80 Gold Corp. (“i-80 Gold”)	15	—	—	(34,467)	—
Expected credit losses and write-offs (recoveries)	15	13,370	(254)	13,331	(460)
Unrealized foreign exchange loss (gain)		6,316	(3,238)	9,159	10,933
Income tax (recovery) expense		(822)	29,493	(10,444)	33,152
Income taxes paid		(2,445)	(8,274)	(3,907)	(14,423)
Net proceeds from gold sale prepay transactions	10	9,916	—	149,440	—
Other		(1,146)	(2,006)	6,782	(10,873)
Operating cash flow before changes in non-cash working capital		81,213	16,418	276,578	49,878
Changes in non-cash working capital	18	(61,334)	(43,299)	(113,303)	(93,113)
		19,879	(26,881)	163,275	(43,235)
Investing activities
Expenditures on mineral properties, plant and equipment		(110,853)	(142,202)	(238,757)	(266,082)
Purchase of marketable securities	9(a)(iii)	—	(5,260)	(6,697)	(5,260)
Proceeds from dispositions of marketable securities	3(a)	—	40,060	53,359	40,060
Net proceeds from sale of partial interest in i-80 Gold	6(a)	—	—	22,846	—
Investment in associate		—	(3,343)	—	(3,343)
Net proceeds on disposals of assets		—	53,245	—	53,245
Other		(739)	(63)	884	(1,004)
		(111,592)	(57,563)	(168,365)	(182,384)
Financing activities
Draw down on revolving credit facility	8	—	100,000	126,667	100,000
Repayment of loans and borrowings	8	—	(6,666)	(127,000)	(13,333)
Interest paid	8	(16,044)	(6,402)	(30,301)	(11,824)
Lease payments		(8,963)	(5,916)	(17,489)	(11,431)
Net proceeds from issuance of shares	12(a)	—	—	16,386	—
Proceeds from exercise of warrants and stock options	12(a)	1,963	1,430	3,117	11,432
Net proceeds from other financing activities		4,113	—	7,943	—
Transaction costs and other		(1,218)	—	(2,947)	—
		(20,149)	82,446	(23,624)	74,844
Effect of foreign exchange on cash and cash equivalents		1,395	(4,094)	2,385	395
Decrease in cash and cash equivalents		(110,467)	(6,092)	(26,329)	(150,380)
Cash and cash equivalents – beginning of period		284,907	165,785	200,769	310,073
Cash and cash equivalents – end of period		$174,440	$159,693	$174,440	$159,693
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2023 and 2022
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive (loss) income	Retained earnings	Total
Balance – December 31, 2022 (as previously reported)		307,365,588	$2,035,974	$41,620	$(52,076)	$327,566	$2,353,084
Adjustment on initial application of IAS 12 amendments	2(b)	—	—	—	—	(1,304)	(1,304)
Adjusted balance – December 31, 2022	2(b)	307,365,588	2,035,974	41,620	(52,076)	326,262	2,351,780
Shares issued in public offerings	12(a)	4,369,615	16,936	—	—	—	16,936
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	12(a)	1,204,304	8,172	(3,594)	—	—	4,578
Share-based compensation		—	—	3,891	—	—	3,891
Share issue costs	12(a)	—	(550)	—	—	—	(550)
Disposition of marketable securities	3(a)	—	—	—	6,597	(6,597)	—
Net income and total comprehensive income		—	—	—	4,860	22,764	27,624
Balance – June 30, 2023		312,939,507	$2,060,532	$41,917	$(40,619)	$342,429	$2,404,259

Balance – December 31, 2021		301,324,604	$2,006,777	$47,038	$84,939	$446,591	$2,585,345
Adjustment on initial application of IAS 12 amendments	2(b)	—	—	—	—	(1,304)	(1,304)
Balance – January 1, 2022	2(b)	301,324,604	2,006,777	47,038	84,939	445,287	2,584,041
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	12(a)	2,567,790	20,332	(8,297)	—	—	12,035
Share-based compensation		—	—	2,475	—	—	2,475
Disposition of marketable securities		—	—	—	(15,769)	15,769	—
Net loss and total comprehensive loss		—	—	—	(109,944)	(98,495)	(208,439)
Balance – June 30, 2022		303,892,394	$2,027,109	$41,216	$(40,774)	$362,561	$2,390,112
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are wholly owned except for Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project (“Greenstone”) in which the Company has a 60% interest.
2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022. Except as described in notes 2(b) and 10, the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 2, 2023.
(b)Amended IFRS standard effective January 1, 2023
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). Prior to the amendments, IAS 12 contained a recognition exemption whereby deferred income tax assets and liabilities were not recognized for temporary differences arising on initial recognition of assets and liabilities, other than in business combinations, that affect neither accounting nor taxable income. The amendments narrowed the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
In accordance with the effective date and transition rules of the amendments, the Company initially applied the amendments to IAS 12 to its consolidated financial statements for the annual reporting period beginning on January 1, 2023. On initial application, the Company recognized an adjustment of $1.3 million to decrease opening retained earnings as at January 1, 2022 and recognized an additional $1.3 million of deferred income tax liabilities for taxable temporary differences associated with reclamation and closure cost provisions and the corresponding reclamation and closure cost assets for which no deferred income tax liabilities were previously recognized. There was no material impact to the Company’s net loss for the three and six months ended June 30, 2023 and 2022.
(c)Amended IFRS standard not yet effective
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(c)Amended IFRS standard not yet effective (continued)
In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.
The above amendments are effective for the Company’s annual reporting periods beginning on or after January 1, 2024. The impacts of initial application of the amendments on the Company’s consolidated financial statements will depend on the Company’s right to defer settlement of its liabilities at the end of the reporting period and include increased disclosure in respect of its compliance with related covenants.
3.    MARKETABLE SECURITIES

	Note
Balance – December 31, 2022		$36,867
Additions	9(a)(iii)	31,669
Dispositions	3(a)	(53,359)
Reclassification of investment in i-80 Gold	3(b),(c)	119,870
Change in fair value	3(d)	(12,443)
Balance – June 30, 2023		$122,604
(a)Dispositions of Solaris Resources Inc. marketable securities
In January and March 2023, the Company sold its remaining 12.0 million common shares of Solaris Resources Inc. (“Solaris”) held for total proceeds of $53.4 million (C$71.8 million). In connection with the sale of the common shares, the Company transferred the cumulative loss net of tax of $6.6 million on the marketable securities from accumulated other comprehensive loss to retained earnings.
(b)Reclassification of investment in i-80 Gold
On disposition of the Company’s partial interest in i-80 Gold on March 31, 2023 (note 6(a)), the Company’s retained interest in i-80 Gold was reduced to 19.95% and was reclassified from investment in associate to marketable securities measured at fair value through other comprehensive income (“FVOCI”) with changes in fair value recognized in other comprehensive income or loss (“OCI”).
(c)i-80 Gold common shares held in escrow
On May 15, 2023, pursuant to an escrow agreement in respect of the i-80 Gold share purchase warrants issued by the Company in connection with the sale of the i-80 Gold units on March 31, 2023 (note 6(a)), 5.8 million of the i-80 Gold common shares owned by the Company were deposited into an escrow account. The shares will be held in escrow until the earlier of the date on which the escrowed shares are released upon exercise of the i-80 Gold share purchase warrants and the expiry date of the warrants, being March 31, 2024. At June 30, 2023, the fair value of the 5.8 million i-80 Gold common shares held in escrow was $13.1 million.
(d)Change in fair value
During the three and six months ended June 30, 2023, the Company recognized a net loss of $11.3 million and $12.4 million, respectively, on remeasurement of the fair value of its investments in marketable securities, of which a total loss of $11.4 million and $12.5 million, respectively, was recognized in OCI and a gain of $0.1 million and $0.1 million associated with marketable securities measured at fair value through profit or loss (“FVTPL”) was recognized in net income within other income.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

4.    INVENTORIES

	June 30, 2023	December 31, 2022
Heap leach ore	$402,258	$310,663
Stockpiled ore	32,963	27,701
Work-in-process	16,424	20,315
Finished goods	4,695	5,432
Supplies	54,608	49,135
Total inventories	$510,948	$413,246

Classified and presented as:
Current	$333,899	$265,105
Non-current(1)	177,049	148,141
	$510,948	$413,246
(1)    Non-current inventories at June 30, 2023 and December 31, 2022 relate to heap leach ore at the Mesquite and Castle Mountain Mines in the United States.
At June 30, 2023, the Company’s total provision for obsolete and slow-moving supplies inventories was $14.4 million (December 31, 2022 – $14.5 million).
During the three and six months ended June 30, 2023, the Company recognized within cost of sales $6.6 million and $7.1 million, respectively (2022 – $11.6 million and $19.2 million, respectively) in write-downs of inventories to net realizable value, mainly relating to heap leach ore at the Los Filos Mine in Mexico (“Los Filos”).
5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties (note 5(a))	Plant and equipment	Construction- in-progress (note 5(b))	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2022	$2,092,144	$820,531	$382,338	$50,797	$3,345,810
Additions(1)	43,853	56,772	185,271	—	285,896
Disposals and write-downs	—	(5,027)	—	—	(5,027)
Transfers	407	(407)	—	—	—
Change in reclamation and closure cost asset	(346)	—	—	—	(346)
Foreign currency translation	8,357	1,330	10,826	(16)	20,497
Balance – June 30, 2023	$2,144,415	$873,199	$578,435	$50,781	$3,646,830

Accumulated depreciation and depletion
Balance – December 31, 2022	$317,568	$187,743	$—	$—	$505,311
Depreciation and depletion	63,738	55,642	—	—	119,380
Disposals	—	(4,732)	—	—	(4,732)
Foreign currency translation	—	162	—	—	162
Balance – June 30, 2023	$381,306	$238,815	$—	$—	$620,121

Net book value
At December 31, 2022	$1,774,576	$632,788	$382,338	$50,797	$2,840,499
At June 30, 2023	$1,763,109	$634,384	$578,435	$50,781	$3,026,709
(1)Additions for the six months ended June 30, 2023 include the following non-cash additions: $29.9 million in additions to right-of-use assets included in plant and equipment, and $2.4 million and $3.4 million of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. In addition, $17.3 million of borrowing costs incurred were capitalized to construction-in-progress.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(a)Non-depletable mineral properties
Mineral properties at June 30, 2023 that are currently not subject to depletion amount to $380.8 million and $63.4 million relating to Greenstone and Los Filos, respectively (December 31, 2022 – $371.4 million and $63.4 million, respectively).
(b)Construction-in-progress
During the six months ended June 30, 2023, the Company capitalized $185.3 million of costs, including capitalized borrowing costs of $17.3 million, to construction-in-progress at Greenstone.
6.    INVESTMENTS IN ASSOCIATES
At June 30, 2023, the Company’s investment in associate comprised a 34.4% interest in Sandbox Royalties Corp. (“Sandbox”) (December 31, 2022 – 25.3% interest in i-80 Gold and 34.4% interest in Sandbox).
The following table summarizes the changes in the carrying amounts of the Company’s investments in associates during the six months ended June 30, 2023:

	Note	i-80 Gold	Sandbox	Total
Balance – December 31, 2022		$119,867	$30,967	$150,834
Dilution gain		953	—	953
Share of net loss		(15,761)	(1,302)	(17,063)
Sale of partial interest	6(a)	(20,053)	—	(20,053)
Reclassification of retained interest	6(a)	(85,006)	—	(85,006)
Balance – June 30, 2023		$—	$29,665	$29,665
(a)Sale of partial interest in i-80 Gold and reclassification of retained interest
On March 31, 2023 (the “Closing Date”), the Company completed the sale of a portion of its interest in i-80 Gold through a private placement sale of 11.6 million units at a price of C$2.76 per unit, with each unit consisting of one common share of i-80 Gold held by the Company and one-half of an i-80 Gold common share purchase warrant, for gross proceeds of $23.6 million (C$32.0 million). Each whole warrant entitles the holder to acquire one common share of i-80 Gold held by the Company at a price of C$3.45 per share for a period of 12 months from the Closing Date. Of the gross proceeds of $23.6 million, $20.5 million was allocated to the common shares sold and $3.1 million was allocated to the warrants issued.
On disposition of the 11.6 million common shares of i-80 Gold, the Company’s interest in i-80 Gold was reduced to 19.95%. As a result, the Company determined it no longer had significant influence over i-80 Gold and accordingly discontinued the use of the equity method to account for its investment. The carrying amount of the Company’s retained interest in i-80 Gold was reclassified from investment in associate to marketable securities measured at FVOCI (note 3(b)). The Company recognized a gain of $34.5 million in other income for the six months ended June 30, 2023 on the sale of its partial interest and the reclassification of its investment in i-80 Gold, calculated as the difference between the fair value of the retained interest of $119.9 million plus proceeds from disposition allocated to the common shares sold of $20.5 million, less transaction costs of $0.8 million, and the carrying amount of the Company’s investment in i-80 Gold of $105.1 million on the date of disposition. The fair value of the retained interest was determined based on the quoted market price of the i-80 Gold common shares on date of disposition of the partial interest.
The amount of proceeds allocated to the warrants issued represents the fair value of the warrants, determined using the Black-Scholes option pricing model, on the Closing Date. The warrants are accounted for as derivative liabilities measured at FVTPL with changes in fair value at the end of each reporting period recognized in net income or loss (note 9(b)(i)).

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

7.    OTHER NON-CURRENT ASSETS

	Note	June 30, 2023	December 31, 2022
Receivables from asset sales, net of loss allowance	7(a)	$21,110	$20,965
VAT receivables		14,127	18,800
Derivative assets	9(a)	2,399	525
Investment in Pilar Gold Inc. (“PGI”)	7(b)	—	2,294
Other		6,059	4,733
		$43,695	$47,317
(a)Bear Creek note receivable
In March 2023, the Company and Bear Creek Mining Corporation (“Bear Creek”) entered into an amending agreement (the “Amending Agreement”) to amend the terms of the note receivable from Bear Creek received as partial consideration for the sale of the Company’s Mercedes Mine in Mexico (“Mercedes”) to Bear Creek in April 2022 (the “Bear Creek Note”). Under the amended terms, the Company is to receive monthly repayments of $0.7 million commencing on March 3, 2023 until February 28, 2024. Commencing on March 31, 2024, the Company is to receive monthly repayments equal to the greater of 50% of Bear Creek’s monthly free cash flows, calculated as consolidated revenue, less operating expenditures, capital expenditures, taxes paid, reclamation expenditures, metal stream obligations, scheduled debt service payments, and changes in consolidated working capital, and $0.7 million. Any remaining outstanding principal and accrued interest are due on October 21, 2024. The amendment did not have a material impact to the carrying amount of the Bear Creek Note.
In addition to the amended terms of the Bear Creek Note, the Amending Agreement provided for the Company to receive 2.8 million common shares of Bear Creek upon regulatory approval. The Bear Creek shares receivable were accounted for as current derivative assets measured at FVTPL with a fair value of $1.4 million on initial recognition. At June 30, 2023, the fair value of the Bear Creek shares receivable was $1.1 million (note 9(a)).
During the three and six months ended June 30, 2023, the Company recognized an impairment loss of $3.4 million in respect of the Bear Creek Note within other income (2022 – nil). At June 30, 2023, the carrying amount of the Bear Creek Note was $21.7 million, of which $20.0 million is included in other non-current assets and $1.7 million, representing the amount the Company expects to realize within twelve months after the reporting period, is included in trade and other receivables (December 31, 2022 – $25.3 million, of which $19.9 million is included in other non-current assets and $5.4 million is included in trade and other receivables).
(b)Investment in PGI
During the three and six months ended June 30, 2023, the Company recognized a loss of $2.3 million in OCI on remeasurement of the fair value of its investment in PGI. At June 30, 2023, the Company’s investment in PGI was nil (December 31, 2022 – $2.3 million).
8.    LOANS AND BORROWINGS

	Note	June 30, 2023	December 31, 2022
Revolving Facility	8(a)	$564,576	$560,788
2020 Convertible Notes	8(b)	133,701	132,196
2019 Convertible Notes	8(b)	136,773	135,040
Total loans and borrowings		$835,050	$828,024

Classified and presented as:
Current		$136,773	$—
Non-current		698,277	828,024
		$835,050	$828,024

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

8.    LOANS AND BORROWINGS (CONTINUED)
The following is a reconciliation of the changes in the Company’s loans and borrowings balance during the six months ended June 30, 2023 and 2022 to cash flows arising from financing activities:

	2023	2022
Balance – beginning of period	$828,024	$540,682
Financing cash flows:
Draw down on revolving credit facility	126,667	100,000
Repayment of loans and borrowings	(127,000)	(13,333)
Interest paid	(30,301)	(11,824)
Transaction costs	(1,525)	—
Other changes:
Interest expense	34,836	16,335
Loss on modification of revolving credit facility	4,349	—
Balance – end of period	$835,050	$631,860
(a)Revolving Facility
On February 17, 2023, the Company entered into an amending agreement with its syndicate of lenders to amend certain of the financial covenants under its revolving credit facility (the “Revolving Facility”). In connection with the amendment, the interest rate margins applicable to amounts drawn on the Revolving Facility of 2.25% to 3.50%, based on the Company’s total net leverage ratio, were increased to 2.50% to 4.50%. Effective February 17, 2023, amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate plus an applicable margin of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period.
On amendment, the Company recognized a modification loss of $4.3 million in other income to reflect the adjusted amortized cost of the Revolving Facility, calculated as the present value of the modified contractual cash flows discounted using the original weighted average effective interest rate (“EIR”). Transaction costs incurred relating to the amendment of $1.5 million are being amortized over the remaining term of the Revolving Facility.
At June 30, 2023, there was $127.5 million undrawn on the Revolving Facility.
The Revolving Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone. The Revolving Facility is subject to standard conditions and covenants, including maintenance of a debt service coverage ratio, leverage ratio, minimum tangible net worth of $550 million and minimum liquidity of $50 million. At June 30, 2023, the Company was in compliance with these covenants.
On August 1, 2023, the Company drew down $127.0 million on its Revolving Facility.
(b)Convertible Notes
The 2019 and 2020 Convertible Notes, which mature in April 2024 and March 2025, respectively, are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone, and are subordinate to the Revolving Facility. The 2019 and 2020 Convertible Notes are subject to standard conditions and covenants, including maintenance of certain debt to earnings ratios. At June 30, 2023, the Company was in compliance with these covenants.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets measured at FVTPL as at June 30, 2023 and December 31, 2022:

	Note	June 30, 2023	December 31, 2022
Foreign exchange contracts	9(a)(i)	$31,603	$6,432
Gold contracts	9(a)(ii)	2,535	—
Bear Creek shares receivable	7(a)	1,142	—
Solaris warrants	9(a)(iii)	—	29,154
Gold deliveries		—	1,157
		$35,280	$36,743

Classified and presented as:
Current		$32,881	$36,218
Non-current(1)		2,399	525
		$35,280	$36,743
(1)    Included in other non-current assets.
(i)Foreign exchange contracts
At June 30, 2023, in connection with the Company’s foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the Brazilian Réal (“BRL” or “R$”), the Mexican Peso (“MXN”) and the Canadian Dollar (“CAD”) against the US dollar (“USD”), the Company had in place USD:BRL, USD:MXN and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$236,500	$11,000	5.21	6.16
MXN	112,000	10,000	19.53	21.50
CAD(1)	62,151	—	1.30	1.37
(1)    USD notional amount calculated as the CAD notional amount translated using the USD:CAD spot exchange rate at June 30, 2023.
At June 30, 2023, the Company also had in place forward contracts to purchase CAD at a USD:CAD fixed foreign exchange rate of 1.36 for a USD notional amount of $1.5 million per month to August 2023.
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding foreign exchange contracts during the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net asset (liability) – beginning of period	$17,776	$6,032	$4,702	$(12,061)
Settlements	(9,074)	(962)	(14,493)	(1,004)
Change in fair value	22,845	(5,239)	41,338	12,896
Net asset (liability) – end of period	$31,547	$(169)	$31,547	$(169)

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(i)Foreign exchange contracts (continued)
The fair value of the outstanding foreign exchange contracts at June 30, 2023 was a net asset of $31.5 million (December 31, 2022 – net asset of $4.7 million) which was presented as follows:

	June 30, 2023	December 31, 2022
Net asset presented as:
Current derivative assets	$30,477	$6,306
Non-current derivative assets	1,126	126
Current derivative liabilities	(56)	(1,204)
Non-current derivative liabilities	—	(526)
	$31,547	$4,702
(ii)Gold contracts
On January 31, 2023, the Company entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month from February 2023 to March 2024. On April 4, 2023, the Company entered into a gold collar contract with a put strike price of $1,950 per ounce and a call strike price of $2,250 per ounce, for 3,050 ounces per month from April 2023 to March 2024.
On March 24, 2023 and June 23, 2023, concurrent with the gold sale prepayment transactions entered into with a syndicate of its existing lenders (note 10), the Company entered into financial swap agreements for gold bullion whereby the Company will receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290.25 and 263.5 ounces per month, respectively, from October 2024 to July 2026.
The gold contracts have not been designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding gold contracts during the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net liability – beginning of period	$(5,446)	$(27,893)	$—	$(33,336)
Change in fair value	7,922	5,078	2,960	(1,693)
Settlements	—	12,174	(484)	24,388
Net asset (liability) – end of period	$2,476	$(10,641)	$2,476	$(10,641)
The fair value of the outstanding gold contracts at June 30, 2023 was a net asset of $2.5 million (December 31, 2022 – nil) which was presented as follows:

June 30, 2023
Net asset presented as:
Current derivative assets	$1,262
Non-current derivative assets	1,273
Current derivative liabilities	—
Non-current derivative liabilities	(59)
$2,476

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(iii)Solaris warrants
On March 27, 2023, the Company exercised the remaining 7,500,000 warrants to purchase 7,500,000 common shares of Solaris at an exercise price of C$1.20 per share for total consideration of $6.7 million. The total investment of $31.7 million, which includes the carrying amount of the warrants of $25.0 million derecognized on exercise, was recognized as marketable securities measured at FVOCI.
The following table summarizes the changes in the carrying amounts of the outstanding Solaris warrants during the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Balance – beginning of period	$—	$86,595	$29,154	$122,919
Change in fair value	—	(37,072)	(4,138)	(73,396)
Exercised	—	(4,497)	(25,016)	(4,497)
Balance – end of period	$—	$45,026	$—	$45,026
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at June 30, 2023 and December 31, 2022:

	Note	June 30, 2023	December 31, 2022
Foreign exchange contracts	9(a)(i)	$56	$1,730
Gold contracts	9(a)(ii)	59	—
i-80 Gold warrant liability	9(b)(i)	1,651	—
Power purchase agreement	9(b)(ii)	7,227	—
Contingent consideration – Greenstone	9(b)(iii)	9,447	8,280
Equinox Gold warrant liability		—	695
		$18,440	$10,705

Classified and presented as:
Current		$4,936	$1,899
Non-current		13,504	8,806
		$18,440	$10,705
(i)i-80 Gold warrant liability
On March 31, 2023, in connection with the sale of the Company’s partial interest in i-80 Gold, the Company issued 5.8 million i-80 Gold share purchase warrants to the buyer (note 6(a)). Each warrant is exercisable into one common share of i-80 Gold held by the Company at a price of C$3.45 per share until March 31, 2024. The warrants are accounted for as current derivative liabilities measured at FVTPL. During the three and six months ended June 30, 2023, the Company recognized a gain of $1.5 million on revaluation of the derivative liability in other income. The fair value of the i-80 Gold warrants at June 30, 2023 of $1.7 million was determined using the Black Scholes option pricing model with the following weighted average inputs:

June 30, 2023
Risk-free rate	5.17%
Expected life	274 days
Expected volatility	49.0%
Expected dividend	0.0%
Exercise price (C$)	$3.45
Share price (C$)	$2.98

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(ii)Power purchase agreement
In August 2022, the Company entered into a power purchase agreement for the delivery of 14.6 megawatts (“MW”) of power per hour to its Santa Luz Mine in Brazil (“Santa Luz”) at fixed prices, ranging from R$166.0 to R$252.0 per MW, calculated based on a pre-determined formula which includes adjustments for inflation over a period of 10 years commencing in January 2023. At contract inception, Management accounted for the agreement as an executory contract on the basis that the contract was held for the purpose of the receipt of a non-financial item in accordance with the Company’s expected power usage requirements at Santa Luz over the contract term. Effective April 1, 2023, Management determined that, based on actual consumption being lower than expected and revised estimates of expected power usage requirements at Santa Luz over the contract term, the power purchase agreement no longer met the criteria to be considered held for the purpose of the receipt of a non-financial item in accordance with the Company’s usage requirements. Accordingly, the Company recognized the contract as a derivative liability measured at fair value, calculated as the net present value of the expected future cash flows based on contractual and projected future energy prices using a discount rate that reflects the time value of money and risks associated with the liability, with a corresponding loss within other income (expense). At June 30, 2023, the fair value of the power purchase derivative liability and the total loss recognized within other income in respect of the derivative liability during the three and six months ended June 30, 2023 was $7.2 million.
(iii)Contingent consideration – Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021, the Company assumed a contingent payment obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone. The fair values of the contingent consideration derivative liability at June 30, 2023 and December 31, 2022 were determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration. During the three and six months ended June 30, 2023, the Company recognized a loss of $0.1 million and $1.2 million, respectively (2022 – gain of $0.1 million and loss of $0.8 million, respectively) on revaluation of the derivative liability in other income (expense).
10.    DEFERRED REVENUE
On March 24, 2023, the Company entered into gold sale prepay transactions with a syndicate of its existing lenders, whereby the Company received net proceeds of $139.5 million, representing upfront cash prepayments of $140.1 million less transaction costs incurred of $0.6 million, in exchange for delivering to the lenders 3,605 ounces of gold per month from October 2024 through July 2026 (the “Delivery Period”) for a total of 79,310 ounces. On June 23, 2023, the Company entered into an additional gold sale prepay transaction with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 263.5 ounces of gold per month during the Delivery Period for a total of 5,797 ounces. These transactions are referred to collectively as the “Gold Prepay Transactions”. Gold deliveries can be settled by production from any of the Company’s operating mines.
The Gold Prepay Transactions have been accounted for as contracts within the scope of IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments have been recognized as deferred revenue in the consolidated statement of financial position and will be recognized as revenue based on the cash selling price in accordance with the contracts in the consolidated statement of income (loss) when gold deliveries are made. Of the total cash prepayments of $150.0 million, $90.1 million was made on a fixed price basis of $2,170 per ounce of gold. The remaining $59.9 million of cash prepayments was made on a spot price basis, whereby if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce with respect to $50.0 million of the prepayments and $2,109 per ounce with respect to $9.9 million of the prepayments (the “Fixed Amount”), the Company will receive or pay in cash the difference between the spot price and the Fixed Amount, respectively, with a corresponding adjustment to revenue when the gold is delivered.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    DEFERRED REVENUE (CONTINUED)
Concurrently with execution of the Gold Prepay Transactions, the Company entered into financial swap agreements which fix the gold price relating to the $50.0 million and $9.9 million prepayments at $2,170 and $2,109 per ounce, respectively. The financial swaps are accounted for as derivatives measured at fair value, determined based on forward gold prices, at the end of each reporting period with changes in fair value recognized in other income or expense (note 9(a)(ii)).
During the three and six months ended June 30, 2023, the Company recognized finance expense of $2.9 million relating to the financing component contained in the Gold Prepay Transactions, based on the weighted average discount rate implied in the contracts of 8.0%. At June 30, 2023, the carrying amount of the deferred revenue was $152.9 million.
11.    OTHER NON-CURRENT LIABILITIES

	Note	June 30, 2023	December 31, 2022
Lease liabilities	11(a)	$19,086	$14,079
Provision for legal matters		8,245	9,197
Cash-settled share-based payments		2,062	1,479
Other liabilities		23,906	13,772
		$53,299	$38,527
(a) Lease liabilities
In January 2023, the Company entered into lease agreements for the use of mining and operational equipment at the RDM Mine in Brazil. In connection with the leases, the Company recognized additions of $18.0 million to right-of-use assets with a corresponding increase of $8.2 million to current lease liabilities, included in other current liabilities, and $9.8 million to non-current lease liabilities. In accordance with the terms of the leases, the Company will make fixed monthly payments of $0.8 million over the 24-month terms ending in January 2025.
12.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
On November 21, 2022, the Company filed a prospectus supplement to its short form base shelf prospectus pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100 million (the “Offered Shares”). Concurrently, the Company entered into an equity distribution agreement providing for an at-the-market equity offering program (the “ATM Program”) pursuant to which the Company may sell the Offered Shares through or to the agents at prices to be determined based on market conditions at the time of sale (the “Equity Distribution Agreement”). The ATM Program is effective until December 21, 2024 unless terminated earlier by the Company in accordance with the Equity Distribution Agreement.
During the three months ended March 31, 2023, the Company issued 4,369,615 common shares under the ATM Program at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million. Transaction costs incurred of $0.6 million are presented as a reduction to share capital. No shares were issued under the ATM Program during the three months ended June 30, 2023.
In addition to the common shares issued under the ATM Program, the Company issued 1.2 million common shares during the six months ended June 30, 2023 on exercise of warrants and stock options and settlement of restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) (2022 – 2.6 million). The average exercise price of warrants and stock options exercised during the six months ended June 30, 2023 were C$5.30 and C$5.07, respectively (2022 – C$10.42 and C$4.14, respectively).

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

12.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share-based compensation plans
Equity-settled restricted share units
During the six months ended June 30, 2023, the Company granted 1.6 million equity-settled RSUs to directors, officers and employees and 2.3 million equity-settled pRSUs to officers and employees with a weighted average grant date fair value of $4.47. The RSUs granted vest over a period of three years. Of the total number of equity-settled pRSUs granted during the six months ended June 30, 2023, 0.5 million are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period. The remaining 1.8 million pRSUs are subject to a multiplier of 0% to 125% of the number of units granted based on the achievement of certain non-market conditions, including the completion of construction of the Greenstone Mine, and have a vesting date of December 31, 2025.
Share-based compensation expense related to the RSUs, based on the grant date fair value, is recognized over the vesting period with the cumulative amount recognized adjusted to reflect the number of RSUs expected to vest at each reporting date. Share-based compensation expense related to the pRSUs that vest based on a market condition is recognized over the vesting period based on the grant date fair value of the award. Share-based compensation expense related to the pRSUs that vest based on non-market conditions is recognized over the vesting period with the cumulative amount recognized adjusted at the end of each reporting period to reflect the change, if any, in the number of pRSUs expected to vest based on expected performance.
Cash-settled RSUs and pRSUs
During the six months ended June 30, 2023, the Company granted 0.9 million cash-settled RSUs and 0.6 million cash-settled pRSUs to certain employees with a weighted average grant date fair value of $4.42. The RSUs granted vest over a period of three years. Of the total number of cash-settled pRSUs granted during the six months ended June 30, 2023, 0.1 million are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over the three-year vesting period. The remaining 0.6 million pRSUs are subject to a multiplier of 0% to 125% of the number of units granted based on the achievement of certain non-market conditions, including the completion of construction of the Greenstone Mine, and have a vesting date of December 31, 2025.
The fair values of the cash-settled RSUs and pRSUs are recognized as share-based compensation expense over the vesting period with a corresponding increase to liabilities. The liabilities are remeasured at the end of each reporting period and at the date of settlement, based on the current quoted market price of the Company’s common shares and the number of RSUs and pRSUs expected to vest, with any changes in fair value recognized in share-based compensation in net income or loss.
13.    OPERATING EXPENSE
Operating expense during the three and six months ended June 30, 2023 and 2022 consists of the following expenses by nature:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Raw materials and consumables	$92,662	$73,281	$171,912	$138,558
Salaries and employee benefits(1)	39,056	31,894	73,308	63,008
Contractors	51,491	36,876	100,144	72,216
Repairs and maintenance	17,190	12,787	32,986	25,539
Site administration	25,359	20,045	48,618	40,816
Royalties	6,681	4,895	11,782	9,464
	232,439	179,778	438,750	349,601
Change in inventories	(39,756)	(9,101)	(73,876)	(26,574)
Total operating expense	$192,683	$170,677	$364,874	$323,027
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three and six months ended June 30, 2023 including amounts recognized within care and maintenance expense, exploration expense and general and administrative expense, were $44.3 million and $84.5 million, respectively (2022 – $39.4 million and $74.8 million, respectively).

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and six months ended June 30, 2023 and 2022 consists of the following expenses by nature:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Salaries and benefits	$4,472	$6,282	$9,543	$9,906
Share-based compensation	2,183	735	4,107	2,004
Professional fees	4,613	2,338	5,180	5,790
Office and other expenses	802	1,419	3,146	4,614
Depreciation	229	300	266	590
Total general and administration expense	$12,299	$11,074	$22,242	$22,904
15.    OTHER INCOME (EXPENSE)
Other income (expense) during the three and six months ended June 30, 2023 and 2022 consists of the following:

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022
Change in fair value of foreign exchange contracts	9(a)(i)	$22,845	$(5,239)	$41,338	$12,896
Change in fair value of gold contracts	9(a)(ii)	7,922	5,078	2,960	(1,693)
Change in fair value of warrants	9(a)(iii),(b)	313	(39,552)	(3,413)	(58,228)
Change in fair value of power purchase agreement	9(b)(ii)	(7,179)	—	(7,179)	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	6(a)	—	—	34,467	—
(Expected credit losses and write-offs) recoveries	7(a), 15(a)	(13,370)	254	(13,331)	460
Loss on modification of Revolving Facility	8(a)	—	—	(4,349)	—
Foreign exchange (loss) gain		(6,143)	7,935	(8,038)	(4,107)
Loss on sale of Mercedes		—	(7,006)	—	(7,006)
Gain on sale of assets to Sandbox		—	8,507	—	8,507
Other expense		(1,822)	(2,677)	(8,028)	(2,527)
Total other income (expense)		$2,566	$(32,700)	$34,427	$(51,698)
(a)Write-off of receivables from PGI
At June 30, 2023, due to operational challenges at the Pilar Mine (“Pilar”) which the Company sold to PGI in April 2021, the Company recognized an impairment loss of $9.9 million to write off the outstanding gross carrying amount of the note receivable it recognized as partial consideration for the sale of Pilar and the associated loss allowance for expected credit losses previously recognized.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    NET INCOME (LOSS) PER SHARE
The calculations of basic and diluted net income (loss) per share (“EPS”) for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three months ended June 30,
	2023			2022
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net loss	Net loss per share
Basic EPS	312,779,063	$5,361	$0.02	303,684,956	$(78,716)	$(0.26)
Dilutive RSUs and pRSUs	3,352,426	—		—	—
Dilutive stock options	292,106	—		—	—
Diluted EPS	316,423,595	$5,361	$0.02	303,684,956	$(78,716)	$(0.26)

	Six months ended June 30,
	2023			2022
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net loss	Net loss per share
Basic EPS	312,174,439	$22,764	$0.07	302,900,403	$(98,495)	$(0.33)
Dilutive RSUs and pRSUs	3,290,148	—		—	—
Dilutive stock options	228,898	—		—	—
Diluted EPS	315,693,485	$22,764	$0.07	302,900,403	$(98,495)	$(0.33)

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following tables present significant information about the Company’s reportable operating segments as reported to the Company’s chief operating decision maker:

Three months ended June 30, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$41,930	$(28,946)	$(9,254)	$—	$—	$3,730
Castle Mountain	12,007	(8,583)	(1,244)	(321)	—	1,859
Los Filos	76,063	(62,017)	(14,955)	(138)	(255)	(1,302)
Aurizona	56,746	(34,852)	(11,131)	(1,243)	—	9,520
Fazenda	30,213	(20,118)	(1,769)	(1,286)	—	7,040
RDM	25,395	(16,140)	(4,150)	—	—	5,105
Santa Luz	29,209	(22,027)	(5,663)	(1,257)	—	262
Greenstone	—	—	—	226	—	226
Corporate	—	—	—	—	(12,368)	(12,368)
	$271,563	$(192,683)	$(48,166)	$(4,019)	$(12,623)	$14,072

Three months ended June 30, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$63,732	$(29,873)	$(11,722)	$—	$—	$22,137
Castle Mountain	12,542	(6,666)	(1,086)	(6)	—	4,784
Los Filos	59,432	(65,603)	(9,839)	(88)	—	(16,098)
Mercedes(1)	4,899	(3,124)	—	(2)	—	1,773
Aurizona	37,342	(32,907)	(4,999)	(567)	—	(1,131)
Fazenda	24,758	(17,255)	(7,681)	(507)	—	(685)
RDM	12,800	(12,025)	(1,623)	(1,195)	(4,688)	(6,731)
Santa Luz(2)	9,116	(3,224)	—	(2,080)	—	3,812
Greenstone	—	—	—	(76)	—	(76)
Corporate	—	—	—	(15)	(11,118)	(11,133)
	$224,621	$(170,677)	$(36,950)	$(4,536)	$(15,806)	$(3,348)
(1)Segment information for the three months ended June 30, 2022 includes the results of Mercedes, which was sold on April 21, 2022.
(2)     The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management on September 30, 2022. Depreciation and depletion of capitalized costs at Santa Luz commenced on October 1, 2022.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    SEGMENT INFORMATION (CONTINUED)

Six months ended June 30, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$73,344	$(53,434)	$(15,792)	$—	$—	$4,118
Castle Mountain	20,570	(14,134)	(2,147)	(554)	—	3,735
Los Filos	151,112	(121,945)	(29,007)	(298)	(255)	(393)
Aurizona	107,225	(66,667)	(20,887)	(1,581)	—	18,090
Fazenda	60,310	(38,529)	(10,877)	(1,652)	—	9,252
RDM	36,880	(25,577)	(5,931)	—	(1,107)	4,265
Santa Luz	56,212	(44,588)	(10,963)	(1,705)	—	(1,044)
Greenstone	—	—	—	—	—	—
Corporate	—	—	—	(5)	(22,311)	(22,316)
	$505,653	$(364,874)	$(95,604)	$(5,795)	$(23,673)	$15,707

Six months ended June 30, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$95,413	$(53,675)	$(17,143)	$—	$—	$24,595
Castle Mountain	22,419	(11,429)	(1,905)	(6)	—	9,079
Los Filos	130,904	(128,363)	(21,071)	(177)	—	(18,707)
Mercedes(1)	28,806	(15,430)	(752)	(651)	—	11,973
Aurizona	81,802	(55,474)	(15,880)	(979)	—	9,469
Fazenda	52,675	(31,168)	(19,096)	(744)	—	1,667
RDM	26,243	(23,813)	(3,419)	(2,027)	(5,061)	(8,077)
Santa Luz(2)	9,520	(3,675)	—	(2,640)	—	3,205
Greenstone	—	—	—	(438)	—	(438)
Corporate	—	—	—	(62)	(22,982)	(23,044)
	$447,782	$(323,027)	$(79,266)	$(7,724)	$(28,043)	$9,722
(1)Segment information for the six months ended June 30, 2022 includes the results of Mercedes, which was sold on April 21, 2022.
(2)     The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management on September 30, 2022. Depreciation and depletion of capitalized costs at Santa Luz commenced on October 1, 2022.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Mesquite	$288,754	$280,420	$(60,320)	$(67,330)
Castle Mountain	310,626	290,604	(19,915)	(21,886)
Los Filos	1,157,579	1,119,403	(220,399)	(237,617)
Aurizona	346,575	335,839	(44,665)	(54,371)
Fazenda	108,039	106,945	(30,992)	(38,949)
RDM	167,136	146,043	(34,995)	(15,558)
Santa Luz	312,481	300,953	(30,276)	(22,971)
Greenstone	1,039,001	815,049	(185,543)	(173,665)
Corporate(1)	329,853	461,141	(1,028,680)	(872,270)
	$4,060,044	$3,856,397	$(1,655,785)	$(1,504,617)
(1)Corporate assets at June 30, 2023 includes the Company’s investment in Sandbox (December 31, 2022 – investments in i-80 Gold and Sandbox) (note 6).

	Capital Expenditures(1)
Six months ended June 30,	2023	2022
Mesquite	$12,372	$11,883
Castle Mountain	2,873	13,619
Los Filos	10,268	38,956
Mercedes(2)	—	7,232
Aurizona	17,672	14,541
Fazenda	7,507	7,142
RDM	22,070	22,651
Santa Luz	1,446	40,346
Greenstone	211,542	129,097
Corporate	146	10,991
	$285,896	$296,458
(1)Includes accrued expenditures and non-cash additions.
(2)Capital expenditures for the six months ended June 30, 2022 include capital expenditures at Mercedes, which was sold on April 21, 2022.
18.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three and six months ended June 30, 2023 and 2022 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Decrease (increase) in trade and other receivables	$4,531	$(12,781)	$6,447	$(11,101)
Increase in inventories	(41,062)	(20,321)	(80,536)	(37,794)
Increase in prepaid expenses and other current assets	(7,519)	(9,224)	(14)	(4,539)
Decrease in accounts payable and accrued liabilities	(16,928)	(973)	(39,351)	(39,679)
(Decrease) increase in other current liabilities	(356)	—	151	—
Changes in non-cash working capital	$(61,334)	$(43,299)	$(113,303)	$(93,113)

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the consolidated statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At June 30, 2023	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities(1)	$122,604	$—	$—	$122,604
Derivative assets(2)	1,142	34,138	—	35,280
Derivative liabilities(2)	—	(1,766)	(16,674)	(18,440)
Net financial assets (liabilities)	$123,746	$32,372	$(16,674)	$139,444

At December 31, 2022
Marketable securities(1)	$36,867	$—	$—	$36,867
Derivative assets(2)	—	36,743	—	36,743
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(2,425)	(8,280)	(10,705)
Net financial assets (liabilities)	$36,867	$34,318	$(5,986)	$65,199
(1)Marketable securities and other financial assets are principally measured at FVOCI.
(2)Includes current and non-current derivatives (note 9).
(3)The fair values of marketable securities and certain derivative assets are based on the quoted market price of the underlying securities.
(4)The fair values of certain derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates, and the fair values of the Company’s gold contracts are based on forward metal prices. The fair values of the i-80 Gold warrant liability (December 31, 2022 – investments in Solaris warrants and Equinox Gold warrant liability) are determined using the Black-Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility.
(5)The fair value of the Company’s power purchase agreement at Santa Luz is calculated as the net present value of the expected future cash flows based on contractual and projected future energy prices discounted using a market interest rate that reflects the risks associated with the liability. The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the three and six months ended June 30, 2023.

Notes to Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At June 30, 2023, the carrying amounts of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, accounts payable and accrued liabilities, current portion of loans and borrowings and other current financial liabilities (December 31, 2022 – cash and cash equivalents, trade and other receivables, restricted cash, accounts payable and accrued liabilities, and other current financial liabilities) approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the consolidated statement of financial position as compared to the carrying amounts were as follows:

		June 30, 2023		December 31, 2022
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Non-current receivables from asset sales(1)	3	$21,110	$21,110	$20,965	$20,965
Revolving Facility(2)	2	564,576	580,476	560,788	582,118
Non-current Convertible Notes(3)	2	133,701	137,818	267,236	281,381
(1)The fair values of non-current receivables from sales of the Company’s non-core assets (note 7) are calculated as the present value of expected future cash flows based on expected amounts and timing of the future cash flows discounted using a market rate of interest for similar instruments.
(2)The fair value of the Revolving Facility (note 8(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The fair value of the non-current Convertible Notes (note 8(b)) at June 30, 2023 and December 31, 2022 represents the fair value of the 2020 Convertible Notes and the fair values of the 2019 and 2020 Convertible Notes, respectively. The fair value of the 2020 Convertible Notes at June 30, 2023 of $137.8 million (December 31, 2022 – $135.0 million) represents the fair value of the debt component of $124.5 million (December 31, 2022 – $130.0 million) and the fair value of the equity component of $13.3 million (December 31, 2022 – $5.0 million). The fair value of the 2019 Convertible Notes at December 31, 2022 of $146.4 million represents the fair value of the debt component of $134.9 million and the fair value of the equity component of $11.5 million. The fair value of the debt component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.